United States securities and exchange commission logo





                            December 8, 2020

       James O'Rourke
       Chief Executive Officer
       Powerdyne International, Inc.
       45 North Main Street
       North Reading, MA 01864

                                                        Re: Powerdyne
International, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed November 25,
2020
                                                            File No. 000-53259

       Dear Mr. O'Rourke:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 2, 2020 letter.

       Registration Statement on Form 10 Amendment No. 1

       Item 2. Financial Information, page 8

   1. We note your response to prior comment 5. Please revise to provide additional details regarding your SIA
mining operations. As part of your discussion, please include the estimated number of
coins held in your digital wallet, your average hash rate, and how many miners you are
currently operating. In addition, please include disclosure regarding the uncertainties in
the regulatory landscape surrounding cryptocurrencies. As an example only, discuss
the implications on the company if SIA tokens were determined to be securities.
       Certain Relationships and Related Transactions, page 13

   2. We note your response to prior comment 8. For each transaction or group of related party
 James O'Rourke
FirstName
PowerdyneLastNameJames      O'Rourke
           International, Inc.
Comapany8,
December  NamePowerdyne
             2020            International, Inc.
December
Page 2    8, 2020 Page 2
FirstName LastName
         transactions disclosed, please revise to identify the related party and their relationship with the company.
Financial Statements
Statements of Operations, page F-5

3. Please revise your presentation for all periods to report the depreciation of your
         "cryptocurrency miners" (see F-13), which appear to have been accounted for as Property,
         Plant and Equipment- Net, in Cost of Revenues.
Statements of Cash Flows, page F-7

4. Indicate on the face of your Statement of Cash Flows that the information reported for the year ended December 31, 2019 is "restated." In a footnote to the financial statements you should provide the error correction disclosures required under ASC 250-10-50-7. In addition, your auditor should make reference to the restatement in their report.
4. Summary of Significant Accounting Policies
Accrued Revenue, page F-10

5. We note your response to our prior comment 9 and the added footnote. Please revise this balance sheet caption from "Accrued Revenue" to either "Intangible Asset" or "Asset held for Sale" as appropriate. Identify the underlying cryptocoins and your basis for valuation and classification pursuant to the pertinent accounting literature. Revenue Recognition, page F-12

6.       We note your response to prior comment 6. Please disclose:
             your basis for recognition and measurement of revenues from mining cryptocoins pursuant to, or analogizing to, the pertinent accounting literature;
             the identification of the cryptocoins and the exchanges in which they are transacted;
            and
             the reason for the delay between the time when such cryptocoins are mined/ held in your digital wallet and "when they are cashed out" (resulting in "accrued revenue"
            per your disclosure on page F-10).
7. Common Stock, page F-13

7. We reissue prior comment 12. Please disclose the nature of services rendered/ to be rendered by the consultant, consulting company, and shareholder to which you issued 120 million shares in the aggregate. Further disclose if and when to what extent all or some of such services have been ultimately rendered as of the recent balance sheet date.
Notes to Unaudited Condensed Financial Statements - September 30, 2020 and 2019
8. Related Party- Promissory Note, page F-31

8. We reissue prior comment 14. Please revise your disclosure to indicate that the debt
 James O'Rourke
Powerdyne International, Inc.
December 8, 2020
Page 3
      extinguishment resulted in an "increase in additional paid in capital" (thus, not a "gain")
      consistent with your accounting treatment for the debt extinguishment as reported on page
      F-14.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJames O'Rourke
                                                           Division of
Corporation Finance
Comapany NamePowerdyne International, Inc.
                                                           Office of Technology
December 8, 2020 Page 3
cc:       William Barnett
FirstName LastName